

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 8, 2017

Raymon E. Tate, Jr.
Chief Executive Officer
American Gas & Technology LP
1270 SE Monmouth Cutoff Road
Dallas, Oregon 97338

> **Re:** **American Gas & Technology LP**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed October 30, 2017**
> **File No. 024-10676**

Dear Mr. Tate:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 14, 2017 letter.

Part II

Use of Proceeds, page 19

1. We note that the estimated offering expenses under the 75% offering scenario appear to include only the 10% commission you expect to pay on the sale of your units. Please revise to also include the $53,000 of other offering expenses or tell us why you believe no such revision is required.

Third Party Validation

Products, page 22

2. We note your disclosure that you have three primary target audiences, and your disclosure elsewhere that your business plan envisions three main revenue streams. Please disclose whether you have identified any customers and provide, if known, in which "revenue stream" your identified customers will participate. In this regard, we note that your Plan of Operations includes funding allocated for the production of "initial stations," but you do not indicate whether production will commence prior to your identifying customers, or how you will determine which station size to produce.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 26

3. We note your response to comment 11 and your revised disclosure on pages 26-27and have the following comments:

   • Your revised disclosures are not entirely consistent with your disclosures under "Use of Proceeds" for each of the offering scenarios. Please revise as appropriate or tell us why you believe no revisions are required.

   • Expand your disclosure to provide a more detailed description of the activities you expect to conduct under each of the offering scenarios. Your disclosure should enable investors to view your plans through the eyes of management. As an example only, describe in reasonable detail the number of fueling stations you anticipate building, the number of engine conversions you expect to complete and the nature of production engineering and research and development activities you anticipate conducting under each offering scenario.

Financial Statements

Financial Statements for the Year Ended December 31, 2016 and the Period Ended December 31, 2015

Statements of Cash Flows, page 49

4. We note your response to comment 13. It still appears that your statements of cash flows reflect non-cash transactions within investing and financing activities. In particular, you disclose on page F-8 that fixed assets were contributed by your founder and on page F-10 that your founder contributed capital of $296,901 in the form of certain other assets. Non-cash transactions should not be included in your statements of cash flows as cash receipts or cash payment but should be disclosed either in narrative form or summarized

in a schedule. Please revise your statements of cash flows in line with this guidance or advise us in detail why you believe no such revision is required. Please refer to ASC 230-10-50-3 through 50-6 and ASC 230-10-55-1, 55-11 and 55-15.

Financial Statements for the Six Months Ended June 30, 2017 and 2016

Statements of Cash Flows for the Six Months Ended June 30, 2017 and 2016 (Unaudited), page F-15

5. We note that the financing activities section of your statement of cash flows for the six months ended June 30, 2016 includes $264,864 of cash from the sale of units and unitholder distributions of $86,000 which appear to relate to the six month period ended June 30, 2017. In addition, your statement of cash flows for the six months ended June 30, 2016 is not mathematically correct. Please revise your statement of cash flows as necessary.

Notes to Financial Statements June 30, 2017 (Unaudited), page F-16

6. We note from the header and the information presented in the notes that it appears you have provided footnote disclosures for only the six months ended June 30, 2017. Please revise to also provide footnotes for your interim financial statements for the six months ended June 30, 2016 or advise us why you believe no such revision is required.

Note 7: Subsequent Events, page F-17

7. We note that on July 21, 2017 you entered into a convertible promissory note with Ospraie Partners LLC. Please disclose the composition of the units into which this promissory note is convertible.

8. We note your response to comment 16 and your revised disclosure. Please expand your disclosure to provide the amounts and terms of the mortgages assumed in connection with the September 2017 transfer of Tate Investment Properties, LLC to you.

9. Please tell us whether Tate Investment Properties, LLC is a business, as defined in ASC 805-10-20, and tell us how you plan to account for this transaction. Also tell us, by reference to paragraph (c) in Part F/S of Form 1-A and Rule 8-04 of Regulation S-X, how you considered whether historical financial statements and pro forma financial information related to this transaction are required.

Exhibit 1A-11a

10. It appears that your independent auditor has changed. Please file as an exhibit the letter required by Part III Item 17.9. of Form 1-A.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products